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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------
                                   SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                GUCCI GROUP N.V.
                            (Name of Subject Company)

                         PINAULT-PRINTEMPS-REDOUTE S.A.
                       (Name of Filing Person -- Offeror)

               COMMON SHARES, NOMINAL VALUE EURO 1.02 PER SHARE
                         (Title of Class of Securities)

                                -----------------

                                    401566104
                      (CUSIP Number of Class of Securities)

                                 Serge Weinberg
                      Chairman and Chief Executive Officer
                         Pinault-Printemps-Redoute S.A.
                                10, avenue Hoche
                              75381 Paris Cedex 08
                                     France
                             (011 33 1) 45 64 61 00
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communication on Behalf of Filing Persons)

                                   Copies to:
                               David A. Katz, Esq.
                            Joshua R. Cammaker, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
         Transaction Valuation*                   Amount of Filing Fee
---------------------------------------- ---------------------------------------
---------------------------------------- ---------------------------------------
                 N/A                                      N/A
---------------------------------------- ---------------------------------------
     * Set forth the amount on which the filing fee is calculated and state how it was determined.


|_|  Check the box if any part of the fee is offset as provided by Rule 0-11
     (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  Not applicable    Filing Party: Not applicable
         Form or Registration No:  Not applicable   Date Filed:  Not applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |X| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

                        [PINAULT-PRINTEMPS-REDOUTE LOGO]

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                                  PRESS RELEASE
--------------------------------------------------------------------------------

                                                           Paris, March 22, 2004



                       PINAULT-PRINTEMPS-REDOUTE ANNOUNCES
                      TENDER OFFER FOR GUCCI PUBLIC SHARES


Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA), announced today that it is offering to purchase all of the outstanding common shares of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) not beneficially owned by PPR at a price of $85.52 per share in cash. PPR currently owns 67.58% of Gucci Group's outstanding common shares.

PPR is making the tender offer pursuant to its obligations under the Settlement and Stock Purchase Agreement, dated September 9, 2001, among PPR, Gucci Group and LVMH Moet Hennessy-Louis Vuitton S.A. and the Amended and Restated Strategic Investment Agreement, dated September 9, 2001, between Gucci Group and PPR.

In light of the anticipated publication of the Gucci Group's year end results on April 1, 2004, the tender offer documents are expected to be publicly filed with the U.S. Securities and Exchange Commission and made available in the Netherlands on April 1, 2004. Gucci Group shareholders will be able to begin tendering their Gucci Group shares after the tender offer documents are publicly filed and made available on April 1, 2004 in accordance with the tender procedures set forth in those documents. The offer period in the Netherlands is expected to start on April 2, 2004. The tender offer is expected to expire at 3:00 p.m., Central European Time, 9:00 a.m., New York City time, on Thursday, April 29, 2004, with payments being made by PPR to the paying agents for the offer on April 30, 2004. The offer documents will include, among other things, a summary of the terms of the tender offer and the sole condition to its completion, namely the absence of a law or court order precluding PPR from commencing, making or completing the tender offer. On April 1, 2004 , PPR will issue a press release with additional information concerning the offer.


INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND RECOMMENDATION/SOLICITATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THESE STATEMENTS WILL BE FILED BY PPR AND GUCCI GROUP WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND MADE PUBLICLY AVAILABLE IN THE NETHERLANDS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE STATEMENTS (WHEN AVAILABLE) AT WWW.SEC.GOV. THE STATEMENTS AND RELATED MATERIALS MAY BE OBTAINED FOR FREE (WHEN AVAILABLE) ON PPR'S WEBSITE, WWW.PPRFINANCE.COM, OR BY DIRECTING SUCH REQUESTS TO PPR'S INVESTOR RELATIONS DEPARTMENT AT +33 1 45 64 63 25 OR GUCCI GROUP'S INVESTOR RELATIONS DEPARTMENT AT +39 055 75 92 24 56.

                        [PINAULT-PRINTEMPS-REDOUTE LOGO]


PINAULT-PRINTEMPS-REDOUTE S.A. is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through Gucci Group. PPR has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (Group share) of EUR 644.6 million, and employed more than 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.

GUCCI GROUP N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bedat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, Gucci Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. Gucci Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.





THE DISTRIBUTION OF THE OFFER DOCUMENTS AND ANY SEPARATE DOCUMENTATION RELATING TO THE TENDER OFFER AND THE MAKING OF THE TENDER OFFER MAY, IN SOME JURISDICTIONS, BE RESTRICTED OR PROHIBITED BY APPLICABLE LAW. THIS TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, AND MAY NOT BE ACCEPTED FROM WITHIN, ANY JURISDICTION IN WHICH THE MAKING OF THE TENDER OFFER OR THE ACCEPTANCE OF THE TENDER OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF ANY OF THE OFFER DOCUMENTS SHOULD INFORM THEMSELVES OF AND OBSERVE ALL OF THESE RESTRICTIONS. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF THAT JURISDICTION. NONE OF PPR, GUCCI GROUP OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, ADVISORS, AFFILIATES OR AGENTS ASSUME ANY RESPONSIBILITY FOR ANY VIOLATION BY ANY PERSON OF ANY OF THESE RESTRICTIONS. ANY HOLDER OF GUCCI GROUP SHARES WHO IS IN ANY DOUBT AS TO HIS OR HER POSITION SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER WITHOUT DELAY.









     PPR Contacts
     ---------------------------------------------------------------------------
     PRESS                         Thomas Kamm                 +33 1 45 64 63 46
                                   Catherine Malek             +33 1 45 64 61 20

     ANALYSTS/INVESTORS            David Newhouse              +33 1 45 64 63 23
                                   Alexandre de Brettes        +33 1 45 64 61 49

     PRESS SITE                    www.pprlive.com
     ANALYSTS/INVESTORS SITE       www.pprfinance.com